Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Six Months Ended June 30,
(Amounts in millions of U.S. dollars)	2014	2013
Net income*	6,564	5,428
Income tax expenses	6,499	7,204
Non-controlling interests	125	116
Equity in income of affiliates (in excess of)/ less than dividends received	(114)	(372)
Interest expensed	361	359
Estimate of the interest within rental expense	184	171
Amortization of capitalized interest	74	73

Total	13,693	12,979

Interest expensed	361	359
Capitalized interest	166	157
Estimate of the interest within rental expense	184	171
Preference security dividend requirements of consolidated subsidiaries	—	—

Fixed charges	711	687

Ratio of earnings to fixed charges	19.26	18.89

*       Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.